Exhibit

Exhibit Description

99.1	Announcement on 2011/09/30: Mainland Chinese company investment on behalf of subsidiary, TLC Capital Co., LTD.

99.2	Announcement on 2011/10/03: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2011/10/04: Represent subsidiary NexPower Technology CORP. to announce the impairment of assets by applying ROC SFAS No. 35

99.4	Announcement on 2011/10/05: To announce repurchased and cancelled Zero Coupon Convertible Bonds due 2016

99.5	Announcement on 2011/10/11: To announce related materials on disposal of Real estate

99.6	Announcement on 2011/10/12: To correct information regarding to the accumulated revenue amounts from January to September in 2011

99.7	Announcement on 2011/10/18: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2011/10/18: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2011/10/20: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2011/10/24: UMC will convene 3Q 2011 investor conference

99.11	Announcement on 2011/10/07: September Revenue

99.12	Announcement on 2011/10/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Mainland Chinese company investment on behalf of subsidiary, TLC Capital Co., LTD.

1.Date of occurrence of the event:2011/09/30

2.Method of the present increase (decrease) in investment: Investment in mainland Chinese company Touch Equipment Leasing (Shanghai) Co., Ltd. through Touch Media International Holdings(Cayman Islands)

3.Transaction volume, price per unit, and total monetary amount of the transaction: Total amount US$317,700.

4.Company name of the invested mainland Chinese company: Touch Equipment Leasing (Shanghai) Co., Ltd.

5.Paid-in capital of said invested mainland Chinese company: US$5,000,000

6.Amount of new capital increment currently planned by said invested mainland Chinese company: US$3,000,000

7.Main business items of said invested mainland Chinese company: Computer and peripheral equipment leasing

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinion

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB$46,763,552.42

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB$-8,006,896.89

11.Amount of actual investment to date in said invested mainland Chinese company: US$4,424,750

12.Counterparty to the transaction and its relationship to the Company: NA

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: NA

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA

15.Gain (or loss) on disposal: NA

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: NA; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Decided by the Board of Touch Media International Holdings (Cayman)

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$37,306,772.37

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 22.28%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 14.74%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 14.81%

25.Total amount of actual investment in the mainland China area to date: US$31,293,883.37

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 18.69%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 12.37%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 12.42%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Y2008:-NT$2,469,706 Y2009:NT$2,456,989 Y2010:-NT$709,986

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years:0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/07/12~2011/10/03
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $930,477,050 NTD; total transaction price: $930,477,050 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary NexPower Technology CORP. to announce the impairment of assets by applying ROC
SFAS No. 35

1.Date of occurrence of the event:2011/10/04

2.Company name:NexPower Technology CORP.

3.Relationship to the Company (please enter “head office” or “affiliate company”):affiliate company

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:none

6.Countermeasures:none

7.Any other matters that need to be specified:(1)The affiliate following the impairment test pursuant to ROC SFAS No. 35, has decided to recognize a loss on fixed assets of approximately NTD1.239 billions. (2)This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company. (3)All figures are unaudited, and have not yet been reviewed by an independent accountant.

Exhibit 99.4

To announce repurchased and cancelled Zero Coupon Convertible Bonds due 2016

1.Date of occurrence of the event:2011/10/05

2.Company name:UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence: During the third quarter of 2011, the Company has repurchased US$30 million principal amount of Bonds and has cancelled such repurchased Bonds.

6.Countermeasures:N/A

7.Any other matters that need to be specified:N/A

Exhibit 99.5

To announce related materials on disposal of Real estate

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Ruentex Financial Building (No.6 Land, Small Section 2, Daan Section, Daan District, Taipei, and the 2nd and 3rd floors and underground parking spots for No.76 Tuanhwa South Rd. Section 2)

2.Date of the occurrence of the event:2011/10/11

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume: Land area 50.1092 ping ,Total building area 778.80 ping Unit price per ping :NT$752,000, calculated by total building area Total transaction amount: NT$585,800,000

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chuan-Uan Investment Company;non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Business operation needs. Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Approximately NT$192 million

8.Terms of delivery or payment (including payment period and monetary amount): First term payment:Deliver NT$58,580,000 at time of contract signing

Second term payment:Deliver NT$58,580,000 at time of stamping

Third term payment:Deliver NT$58,580,000 at time of tax payment completion

Fourth term payment: Deliver NT$410,060,000 at time of handover of building to new owners

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:Comparing with Negotiation, valuation reports provided by appraisal authorities, chairman and chief executive officers’offices

10.Name of the professional appraisal institution and its appraisal amount: Honda Appraisers Joint Firm; NT$576,863,837

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.Is the appraisal report price a limited price or specific price?:No

13.Has an appraisal report not yet been obtained?:No

14.Reason an appraisal report has not yet been obtained:N/A

15.Broker and broker’s fee:Da-chi Real Estate Inc.

16.Concrete purpose or use of the acquisition or disposition:To dispose idle assets

17.Do the directors have any objection to the present transaction?:No

18.Any other matters that need to be specified:None

Exhibit 99.6

To correct information regarding to the accumulated revenue amounts from January to
September in 2011

1.Date of occurrence of the event:2011/10/12

2.Company name:United Microelectronics Corporation

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence: The Company to correct the accumulated revenue amounts from January to September in 2011 due to mistakenly used the accumulated revenue numbers from January to August 2011.Revenue amounts in same period last year: before correction is 10,885,880 thousands; after correction is 10,944,144 thousands

Accumulated invoice amounts this year: before correction is 54,785,819 thousands; after correction is 60,706,226 thousands

Accumulated revenue amounts this year: before correction is 73,277,763 thousands; after correction is 81,454,285 thousands

Accumulated invoice amounts last year: before correction is 57,006,698 thousands; after correction is 64,997,569 thousands

Accumulated revenue amounts last year: before correction is 78,167,762 thousands; after correction is 89,111,905 thousands

6.Countermeasures:To upload the corrected numbers to MOPS

7.Any other matters that need to be specified:none

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/07/26~2011/10/18
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 658,889,950 NTD; total transaction price: $ 658,889,950 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/09/01~2011/10/18
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 553,153,944 NTD; total transaction price: $ 553,153,944 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/09/01~2011/10/18
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 508,005,200 NTD; total transaction price: $ 508,005,200 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.10

UMC will convene 3Q 2011 investor conference

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/10/26

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei

3.Financial and business related information: UMC Q3 2011 Financial and Operating Results.

4.If a press release is distributed, the content of the press release:Press release will be released on the date of the investor conference.

5.Any other matters that need to be specified: None.

Exhibit 99.11

United Microelectronics Corporation
October 7, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2011.

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes%
September	Invoice amount	5,920,408	7,990,871	-2,070,463-25.91%
2011 year to date	Invoice amount	60,706,226	64,997,569	-4,291,343-6.60%
September	Net sales	8,176,522	10,944,144	-2,767,622-25.29%
2011 year to date	Net sales	81,454,285	89,111,905	-7,657,620-8.59%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	1,648,620	—
Fair Value	-71,211	0
Net Profit from Fair Value	-74,068	0
Written-off Trading Contracts	23,264,224	0
Realized profit (loss)	-69,740	0

Exhibit 99.12

United Microelectronics Corporation
For the month of September, 2011

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of August 31, 2011	Number of shares held as of September 30, 2011	Changes

NA

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	August 31, 2011	September30, 2011	Changes
NA